TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold to Announce Third Quarter Financial and Operating Results on October 31, 2023

October 17, 2023 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) will announce its unaudited financial and operating results for the three and nine months ended September 30, 2023 on Tuesday, October 31, 2023, after market close. Equinox Gold will host a conference call and webcast to discuss the results the following morning on Wednesday, November 1, 2023, commencing at 7:30 am PT (10:30 am ET).

Conference call

Toll-free in U.S. and Canada: 1-800-319-4610

International callers: +1 604-638-5340

Webcast

www.equinoxgold.com

The webcast will be archived on Equinox Gold's website until May 1, 2024.

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com